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EVN

Letter to Shareholders 1st Quarter 2006/07
October 1 – December 31, 2006


EVN
Creating value

First-time Q. 1 consolidation of **Macedonian subsidiary ESM AD** + **mild winter** dampens business results + **drinking water facility in Moscow** commences operations + completion of next biological extension phase for **wastewater plant in Zagreb** + ground-breaking ceremony for **coal-fired power plant in Duisburg-Walsum**

Highlights Q. 1 2006/07

- \+ 11.8% Revenue (EUR 612.2m)
- – 8.7% EBITDA (EUR 117.5m)
- – 14.0% EBIT (EUR 75.4m)
- – 10.7% Group net profit (EUR 73.4m)
- – 20.2% Gross cash flow (EUR 100.2m)

- ▶ First-time 1st quarter consolidation of the Macedonian subsidiary ESM AD
- ▶ Mild winter dampens business results
- ▶ Drinking water facility in Moscow commences operations
- ▶ Completion of next biological extension phase for wastewater purification plant in Zagreb
- ▶ Ground-breaking ceremony for the coal-fired power plant in Duisburg-Walsum
- ▶ As best bidder, EVN was given approval by anti-trust authorities to acquire a district heating facility in Plovdiv, Bulgaria

EVN Group: key figures

		2006/07 Q. 1	2005/06 Q. 1	Change %	2005/06	2004/05
Sales volumes						
Electricity generation	GWh	1,246	1,475	–15.5	4,556	4,484
Electricity sales volumes to end customers	GWh	4,712	3,556	32.5	15,641	11,342
Gas sales volumes to end customers	m m³	186	235	–20.9	682	636
Heating sales volumes to end customers	GWh	332	351	–5.3	1,067	1,033
Income statement						
Revenue	EURm	612.2	547.8	11.8	2,071.6	1,609.5
EBITDA	EURm	117.5	128.7	–8.7	397.4	335.2
EBITDA margin	%	19.2	23.5	–	19.2	20.8
Results from operating activities (EBIT)	EURm	75.4	87.7	–14.0	184.4	131.0
EBIT margin	%	12.3	16.0	–	8.9	8.1
Profit before income tax	EURm	100.2	112.2	–10.7	304.9	186.2
Group net profit	EURm	73.4	82.2	–10.7	221.9	144.4
Earnings per share (EPS)	EUR	1.80	2.01	–10.7	5.43	3.53
Balance sheet						
Balance sheet total	EURm	6,084.6	4,941.7	23.1	5,845.8	4,739.6
Equity	EURm	2,898.2	2,397.2	20.9	2,756.0	2,285.4
Equity ratio	%	47.6	48.5	–	47.1	48.2
Net debt	EURm	938.7	667.4	40.7	930.0	673.8
Gearing	%	32.4	27.8	–	33.7	29.5
Cash flow and investments						
Net cash flow from operating activities	EURm	33.8	80.7	–58.0	399.7	267.1[1]
Investments	EURm	42.2	40.4	4.6	251.5	192.6
Employees						
Number of employees	Average	9,698	6,515	48.9	9,973	6,654
Thereof South East Europe	Average	7,028	3,911	79.7	7,353	4,049
Value creation						
Return on equity (ROE)	%	2.8	3.9	–	10.6	8.2
Return on capital employed (ROCE)	%	2.3	3.0	–	7.9	6.2

1) The figure for 2004/05 was adjusted due to changes in the reporting structure of the cash flow statement.



Dear shareholder!

Despite a further significant increase in revenue, the EVN Group net profit during the 1st quarter of the 2006/07 financial year was below the high comparable level posted in the previous year. A number of external factors were responsible for dampening performance in the Energy segment. In particular, the extraordinarily mild winter temperatures in Europe led to a decline in sales volumes in most areas. The contribution of the Environmental Services segment basically matched the level achieved in the comparable period of the previous financial year, due to the completion of the drinking water facility for the City of Moscow, and various new projects. The Macedonian subsidiary ESM AD was incorporated for the first time into the 1st quarter consolidated financial statements of the EVN Group.

EVN Group revenue climbed to EUR 612.2m in the 1st quarter 2006/07, an increase of 11.8% compared to the previous year, primarily due to the initial consolidation of our Macedonian subsidiary. However, the results from operating activities (EBIT) declined by 14.0%, to EUR 75.4m. This can be attributed to the overall decline in sales volumes, necessary impairments of receivables in Macedonia as well as unfavourable tariff changes imposed by the regulatory authorities in Bulgaria. The Group net profit fell by 10.7%, to EUR 73.4m.

Mild temperatures dampen sales and revenue development

Energy segment posts decline in sales volumes

In terms of the heating degree total, temperatures in the areas in Austria supplied by EVN were close to 17% higher in the 1st quarter 2006/07 than in the comparative period of the preceding year, and about 25% above the long-term average. For this reason, gas sales volumes to end customers declined by about one-fifth, whereas heating sales volumes decreased by more than 5%. Furthermore, the drop in sales volumes in the 1st quarter 2006/07 was even more pronounced due to the fact that the comparable period in the previous financial year was marked by extremely low temperatures.

On December 1, 2006, we raised our sales prices for electricity and gas as a consequence of the considerable increase in energy procurement costs. However, we have only been able to partially compensate for these higher costs. Despite the upward adjustment in sales prices, the energy expenditures of our customers in the course of the 2006/07 financial year will be perceptibly lower than in the preceding year. The extremely mild winter has enabled household, commercial and industrial customers to benefit from cost savings of about 20% alone in the 1st quarter 2006/07. The significantly lower prices for the required CO_2-emission certificates have had a positive impact on the business results of the EVN Group.

Facilities operating in Moscow and Zagreb

Start-up of large-scale projects in the Environmental Services segment

In the 1st quarter 2006/07, our subsidiary WTE concluded or made significant progress on two major projects in the Environmental Services segment. At the beginning of November 2006, the company transferred, on schedule, a new drinking water facility supplying one million inhabitants to the City of Moscow. In addition, WTE reached a further important milestone in mid-October 2006, starting up and transferring the next extension phase of the central municipal wastewater treatment plant, involving the second tier of biological wastewater purification, to the Croatian capital of Zagreb. In the future, it can be expected that WTE will also continue its business operations at a high level. In addition to two new contracts won by the WTE Group in the Baltic States in the 1st quarter 2006/07, WTE is on the verge of concluding contracts to implement other large projects in Cyprus, the Baltic States and on behalf of big cities in the Russian Federation.

New power station in Duisburg, Germany

Dynamic development of international business

In the Energy Segment, the ground-breaking ceremony for the planned coal-fired power plant in Duisburg, Germany with an overall capacity of 790 MW, to be jointly constructed in cooperation with STEAG, took place in November 2006. EVN has a 49% stake in the project, with a total investment volume of EUR 820m. The new power plant, which is expected to commence operations in 2010, will be financed for the most part by debt in the form of

a syndicated bank loan facility granted to the project company, and by an equity share of 25%. Within the framework of Bulgaria's privatisation process, EVN was identified in October 2006 as the best bidder for a district heating facility serving 62,000 customers in Plovdiv and Asenovgrad. In the meantime, following the formal approval of Bulgaria's anti-trust authorities, we expect the closing of the transaction to take place in the first half of 2007.

First business activities in Albania

In January 2007, EVN took an initial step towards penetrating the Albanian market, by concluding a Memorandum of Understanding with the Albanian Government. On the basis of this agreement, EVN will serve as a partner supporting the government in the fields of power generation and environmental technologies.

Bulgaria: unbundling completed

At the beginning of 2007, we successfully concluded the legally prescribed unbundling of the electricity networks from supply in Bulgaria, and simultaneously merged our two electricity companies. From now on, our subsidiary EVN EP AD (formerly ERP Plovdiv AD) will serve as a network operator, whereas EVN EC AD (formerly ERP Stara Zagora AD) will be responsible for sourcing, procurement and supply. We also made considerable progress in restructuring and optimising business operations at our subsidiary in Macedonia. In the last months, a new organisational structure was implemented in Macedonia. Investments totalling EUR 38m are planned within the framework of a comprehensive modernisation programme.

Investment focus on South East Europe

In the 1st quarter 2006/07, EVN invested a total of EUR 42.2m in intangible assets and property, plant and equipment. The focus was on achieving a further improvement in the provision of services and a further reduction in network losses of our subsidiaries in Bulgaria and Macedonia.

Outlook

In terms of the future perspectives of the EVN Group for the entire 2006/07 financial year, it will hardly be possible to approach the record results of the Energy segment posted in the preceding financial year, as a consequence of the extremely mild temperatures prevailing this winter. The network tariff cuts effective January 1, 2007, as stipulated by the Austrian regulatory authority (E-Control), also put downward pressure on our margin. The prescribed reduction in gas network tariffs averaging 4% will lead to a corresponding loss of revenue as of the 2nd quarter 2006/07. In the electricity market, the tariff adjustments were made for the first time on the basis of the newly-developed incentive model, which did not cause any major changes in electricity network tariffs for EVN. In the Environmental Services segment, we expect an increase in revenue and earnings as a consequence of the completion of the large drinking water project in Moscow, and the start-up of the waste incineration plant in Moscow planned for the upcoming summer.

We continue to anticipate strong financial results for the 2006/07 financial year as a whole. However, these will be somewhat below the particularly good financial results posted by the EVN Group in the preceding financial year, which were positively impacted by one-off effects from investments in associates. Subsequently, the Group net profit in 2006/07 will not match the very high level achieved in the past financial year.

Burkhard Hofer
Speaker of the Executive Board

Maria Enzersdorf,
February 2007

Business development

Economic growth in EVN core markets



6
5
4
3
2
1
%
3.2
5.6
4.3
2.7
5.5
4.7
2006e
2007f

- Austria
- Bulgaria
- Macedonia

Sources: WIFO, WIIW, Raiffeisen Research

Revenue by region 1st quarter



7.9%
25.1%
67.0%
9.0%
17.6%
73.4%

2006/07
2005/06

- Austria
- South East Europe
- Central and Eastern Europe

Energy market environment	2006/07	2005/06	Change	2005/06
	Q. 1	Q. 1	%	
Temperature-related energy requirements (%)[1]	76	93	–	101
Crude oil price (EUR/barrel)	47.05	48.57	-3.1	53.03
Gas price (cent/m³)[2]	23.20	21.77	6.6	22.94
Coal (EUR/tonne)[3]	52.19	45.07	15.8	48.69
EEX[4] spot price for base load electricity (EUR/MWh)	44.67	59.82	-25.3	54.62
EEX spot price for peak load electricity (EUR/MWh)	65.53	89.16	-26.5	79.21
EEX price for CO_2-emission certificates (EUR/tonne) NAP I.	9.58	21.97	-56.4	20.74

[1] Calculated according to the heating degree total. The basis (100%) corresponds to the average value 1971–2000.
[2] Gas import prices (GIMP), Austrian Statistical Office
[3] API#2 (ARA notation)
[4] EEX – European Energy Exchange

Income statement	2006/07	2005/06		
	Q. 1	Q. 1	Change	
	EURm	EURm	EURm	%
Energy revenue	543.0	473.8	69.2	14.6
Environmental Services revenue	63.4	62.9	0.5	0.8
Strategic Investments and Other Business revenue	5.8	11.1	-5.3	-47.6
Total revenue	**612.2**	**547.8**	**64.4**	**11.8**
Change in work in progress and own work capitalised and other operating income	12.5	11.6	0.8	7.0
Electricity purchases and primary energy expenses	-337.8	-283.2	-54.6	-19.3
Other materials and services	-75.4	-68.5	-6.9	-10.1
Personnel expenses	-65.8	-64.1	-1.7	-2.6
Depreciation and amortisation	-42.0	-40.9	-1.1	-2.7
Other operating expenses	-28.3	-15.0	-13.3	-88.5
Results from operating activities (EBIT)	**75.4**	**87.7**	**-12.3**	**-14.0**
Income from investments in associates	28.7	30.8	-2.2	-7.0
Interest and other financial results	-3.9	-6.4	2.5	39.0
Financial results	**24.8**	**24.5**	**0.3**	**1.3**
Profit before income tax	**100.2**	**112.2**	**-12.0**	**-10.7**
Income tax expense	-19.8	-21.3	1.5	6.8
Net profit for the period	**80.4**	**90.9**	**-10.5**	**-11.6**
Thereof				
Minority interest	7.0	8.7	-1.7	-19.7
EVN AG shareholders (Group net profit)	**73.4**	**82.2**	**-8.8**	**-10.7**
	EUR	EUR	EUR	%
Earnings per share[1]	**1.80**	**2.01**	**-0.21**	**-10.7**

[1] There is no difference between basic and diluted earnings per share.

Revenue by segment
1st quarter


10.4%
0.9%
11.5%
2.0%
86.5%
88.7%

2006/07
2005/06

- Energy
- Environmental Services
- Strategic Investments and Other Business

EBIT by segment
1st quarter


100
80
60
40
20
%
87.8
11.2
1.0
89.2
11.9
–1.0
2005/06
2006/07

- Energy
- Environmental Services
- Strategic Investments and Other Business

Compared to the 1st quarter of the previous business year, the consolidation range of the EVN Group changed in the 1st quarter 2006/07, expanding by four fully consolidated companies. The consolidation of the Macedonian electricity supplier ESM AD, which was acquired in April 2006, was of particular importance.

Revenue and results

The increase in total revenue to EUR 612.2m is primarily the result of the integration of the Macedonian electricity supplier in the consolidated financial statements of the EVN Group. Otherwise, energy revenue remained stable to a large extent, which can be attributed to upward value adjustments in the sales prices for electricity and gas largely compensating for the temperature-related decline in revenue.

The rise in the item, "Electricity purchases and primary energy expenses" by 19.3%, to EUR 337.8m, is mainly related to the consolidation of ESM AD. The increase in the item, "Other materials and services" is primarily the result of the maintenance and upgrading programme designed to reduce network losses in Bulgaria and Macedonia, as well as the scheduled revision of the waste incineration facility in Dürnrohr by 10.1%, to EUR 75.4m.

The average number of employees in the EVN Group rose by 48.9% to 9,698 people, compared to the first three months of 2005/06. The main reason was once again the consolidation of the Macedonian subsidiary. However, personnel expenses rose at a disproportionately low rate, increasing by only 2.6%. This development can be primarily explained by the lower wage levels prevailing in South East Europe, as well as the restructuring expenses in Bulgaria during the comparable period of the preceding financial year.

In the 1st quarter 2006/07, the results from operating activities (EBIT) of the EVN Group declined by 14.0%, to EUR 75.4m. The decrease in EBIT of the Energy segment caused by the unusually mild temperatures, combined with the impairment of receivables in Macedonia and unfavourable tariff reductions stipulated by the Bulgarian regulatory authority, could not be fully compensated by the stable level of income from the Environmental Services segment.

The financial results of the EVN Group in the 1st quarter 2006/07 rose by EUR 0.3m, to EUR 24.8m, basically matching last year's level. Due to the lower contribution from companies included at equity, the income from investments in associates fell by EUR 2.2m, to EUR 28.7m. In contrast, the item "Interest and other financial results" improved by EUR 2.5m. The increase in valuation gains and the disposals of current securities more than compensated for the lower interest income resulting from increased project financing.

Group net profit: –10.7%

The total EVN Group net profit declined during the period under review by 10.7%, to EUR 73.4m. A rise in the income tax expense related to a slight increase in the effective tax burden was compensated by the reduction in the minority interest.

Cash flow

The gross cash flow of the EVN Group amounted to EUR 100.2m in the 1st quarter 2006/07, a decline of EUR 25.4m compared to the preceding year. This was the result of the EUR 12.0m decline in the profit before income tax and the EUR 13.4m reduction in non-cash items.

Net cash flow from operating activities below last year's level

After taking account of the higher increase in working capital on the balance sheet date compared to the previous year, the net cash flow from operating activities decreased by EUR 46.8m, to EUR 33.8m.

Investments
1st quarter


0.2% 1.7%
11.7%
36.2%
45.2%
5.0%

2006/07
2005/06

- Generation
- Networks
- Energy Supply
- South East Europe
- Environmental Services
- Strategic Investments and Other Business

The net cash flow from investing activities, at EUR –86.6m, represents a EUR 5.5m greater outflow of funds in comparison to the preceding year, due to the higher investments in intangible assets and property, plant and equipment.

All in all, EVN posted a slightly negative total cash flow of EUR –1.9m in the 1st quarter 2006/07. Subsequently, total cash and cash equivalents at the end of the 1st quarter decreased to EUR 74.9m. In addition, as at December 31, 2006, EVN had invested EUR 310.0m in current securities, which pursuant to IFRS were not assigned to cash and cash equivalents. Accordingly, the liquidity situation of the EVN Group continues to be very stable.

Cash flow statement

	2006/07	2005/06		
	Q. 1	Q. 1	Change	
	EURm	EURm	EURm	%
Profit before income tax	100.2	112.2	–12.0	–10.7
Non-cash items	0.0	13.4	–13.4	–
Gross cash flow	100.2	125.6	–25.4	–20.2
Net cash flow from operating activities	33.8	80.7	–46.8	–58.0
Net cash flow from investing activities	–86.6	–81.1	–5.5	–6.8
Net cash flow from financing activities	50.9	24.5	26.3	–
Net change in cash and cash equivalents	–1.9	24.1	–26.0	–
Cash and cash equivalents at the beginning of the period	76.8	82.4	–5.6	–6.8
Cash and cash equivalents at the end of the period	74.9	106.5	–31.6	–29.7

Investments significantly above last year's level

Investments

The investments of the EVN Group in intangible assets and property, plant and equipment rose to EUR 42.2m in the 1st quarter 2006/07, an increase of 4.6% compared to the preceding year. The focus was on continuing the investment programme in Bulgaria and Macedonia in order to upgrade electricity meters and network technologies and further reduce energy losses from the power grid, acquiring two mobile voltage transformation substations in South East Europe and in further expanding the gas network in Lower Austria.

Balance sheet total exceeds EUR 6bn for the first time

Balance sheet

Compared to the last balance sheet date on September 30, 2006, the balance sheet total rose by 4.1%, to EUR 6,084.6m, thus surpassing the level of EUR 6 billion for the first time.

Accordingly, non-current assets rose by 3.1%, to EUR 4,932.0m. A key reason for this increase was the rise in investments in associates and other investments, related to the current results posted by companies included at equity as well as a further increase in value in EVN's shareholding in Verbundgesellschaft.

Due to the seasonally-related rise in current receivables from the energy business, current assets climbed by 8.3%, to EUR 1,152.6m.

Balance sheet structure


100
90
80
70
60
50
40
30
20
10
%
30.9.2006
31.12.2006
Current assets
Non-current assets
Current liabilities
Non-current liabilities
Equity

Balance sheet	31.12.2006	30.9.2006	Change	
	EURm	EURm	EURm	%
Assets				
Non-current assets				
Intangible assets	331.1	333.0	–1.9	–0.6
Property, plant and equipment	2,028.2	2,026.4	1.9	0.1
Investments in associates	451.4	424.3	27.1	6.4
Other investments	1,568.1	1,479.1	89.0	6.0
Non-current receivables from leases	411.2	384.4	26.7	6.9
Other non-current assets	142.0	134.7	7.3	5.4
	4,932.0	**4,781.9**	**150.2**	**3.1**
Current assets				
Inventories	78.0	70.7	7.2	10.2
Current receivables and other current assets	685.9	618.6	67.3	10.9
Cash and current deposits	388.8	374.6	14.2	3.8
	1,152.6	**1,063.9**	**88.7**	**8.3**
Total assets	**6,084.6**	**5,845.8**	**238.8**	**4.1**
Equity and liabilities				
Equity				
Equity attributable to EVN shareholders	2,658.6	2,523.3	135.4	5.4
Minority interest	239.6	232.7	6.9	3.0
	2,898.2	**2,756.0**	**142.3**	**5.2**
Non-current liabilities				
Non-current loans and borrowings	1,438.8	1,397.2	41.6	3.0
Deferred tax liabilities	411.8	379.7	32.1	8.5
Non-current provisions	445.0	434.2	10.8	2.5
Deferred income from network subsidies	265.9	250.0	15.9	6.4
Other non-current liabilities	69.0	75.9	–6.9	–9.1
	2,630.6	**2,537.0**	**93.5**	**3.7**
Current liabilities				
Current loans and borrowings	4.0	15.3	–11.2	–73.5
Taxes payable	95.5	58.4	37.1	63.5
Trade payables	159.8	201.1	–41.3	–20.5
Current provisions	147.1	147.3	–0.1	–0.1
Other current liabilities	149.3	130.8	18.6	14.2
	555.8	**552.8**	**3.0**	**0.5**
Total equity and liabilities	**6,084.6**	**5,845.8**	**238.8**	**4.1**

Equity ratio: 47.6%

The Group net profit posted in the 1st quarter 2006/07 and the result-neutral write-up of EVN's investment in Verbundgesellschaft led to an increase in equity by 5.2%, to EUR 2,898.2m. The equity ratio thus amounted to 47.6% at the end of the period under review. Based on net debt totalling EUR 938.7m, the gearing in the EVN Group was at a level of 32.4%, which is still significantly below the average in the sector.

Non-current liabilities rose by 3.7% in the period under review, to EUR 2,630.6m. The main reasons underlying this development were an increase in provisions for deferred tax liabilities based on the rise in value of EVN's shareholding in Verbundgesellschaft, as well as higher non-current loans and borrowings, which resulted from a restructuring of the financing for various electricity generation facilities.

The increase in taxes payable and other current liabilities was offset by the reduction in current loans and borrowing as well as trade payables. Total current liabilities amounted to EUR 555.8m, approximately the same level as in the comparable period of the previous year.

Changes in equity statement

EURm	Share capital	Capital reserves	Retained earnings	Revaluation reserve	Valuation reserve according to IAS 39	Currency translation reserve	Minority interest	Total
Balance on 30.9.2005	**99.1**	**309.4**	**1,080.9**	**7.1**	**597.7**	**0.1**	**191.2**	**2,285.4**
Dividends for 2004/05	–	–	–47.0	–	–	–	–26.3	–73.3
Net profit for the period 2005/06	–	–	221.9	–	–	–	44.9	266.8
Valuation gains/losses from financial instruments	–	–	–	–	248.0	–	–	248.0
Currency translation adjustment	–	–	–0.2	–	–	0.1	–	–
Business combinations	–	–	–	–	–	–	20.2	20.2
Proportional share of result-neutral changes to investments in associates recognised directly in equity	–	–	–	–	6.3	–	2.7	8.9
Balance on 30.9.2006	**99.1**	**309.4**	**1,255.6**	**7.1**	**851.9**	**0.3**	**232.7**	**2,756.0**
Net profit for Q. 1 2006/07	–	–	73.4	–	–	–	7.0	80.4
Valuation gains/losses of financial instruments	–	–	–	–	62.1	–	–	62.1
Currency translation adjustment	–	–	0.1	–	–	–0.2	–	–0.1
Balance on 31.12.2006	**99.1**	**309.4**	**1,329.1**	**7.1**	**913.9**	**0.1**	**239.7**	**2,898.3**

Business segments

Segment activities

Segment	Activity
Energy	Generation, Networks, Energy Procurement and Supply and South East Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments and Group services

Energy segment

Electricity generation from renewable energy sources: +51.4%

Due to the start-up of the two combined cycle heat and power plants in Baden and Mödling, as well as new wind parks, at 251 GWh, EVN's electricity generation from renewable energy sources in the period under review was 51.4% above the comparable period in the previous year. In contrast, electricity generation from EVN's own thermal power stations reached a level of 995 GWh, which was 24.0% below the record quarterly production in the 1st quarter 2005/06. This development was primarily related to declining market prices.

Key energy business indicators				
	2006/07	2005/06	Change	
	Q. 1	Q. 1	nominal	%
Electricity generation (GWh)	1,246	1,475	–229	–15.5
Thereof thermal power	995	1,309	–314	–24.0
Thereof renewable energy	251	166	85	51.4
Distribution volumes				
Electricity (GWh)	4,937	3,761	1,177	31.3
Thereof Austria	1,909	1,899	10	0.6
Thereof Bulgaria	1,771	1,862	–91	–4.9
Thereof Macedonia	1,257	–	1,257	–
Gas (m m³)[1]	539	680	–140	–20.6
Supply volumes to end customers				
Electricity (GWh)[2]	4,712	3,556	1,156	32.5
Thereof Austria	1,684	1,694	–10	–0.6
Gas (m m³)[3]	211	263	–52	–19.8
Heating (GWh)	332	351	–19	–5.3

[1] Incl. network sales to EVN power stations
[2] In Bulgaria and Macedonia, the energy sales to end customers correspond to the network sales.
[3] Incl. gas wholesales amounting to 25 m m³ (previous year: 28 m m³)

Key figures Energy segment				
	2006/07	2005/06		
	Q. 1	Q. 1	Change	
	EURm	EURm	EURm	%
External revenue	543.0	473.8	69.2	14.6
Intra-Group revenue	2.5	2.9	–0.4	–12.7
Operating expenses	–440.4	–363.3	–77.1	–21.2
EBITDA	105.2	113.4	–8.2	–7.2
Depreciation and amortisation	–37.9	–36.4	–1.5	–4.2
Results from operating activities (EBIT)	67.3	77.0	–9.7	–12.6
EBIT margin (%)	12.3	16.2	–	–
Financial results	–4.6	–1.3	–3.3	–
Profit before income tax	62.6	75.7	–13.1	–17.3
Investments	37.2	37.3	–0.1	–0.3

Consolidation of ESM AD boosts electricity distribution volumes by almost one-third

Electricity distribution volumes in the 1st quarter 2006/07 rose by 31.3% compared to the previous year's level, to 4,937 GWh. This was due to the integration of the Macedonian subsidiary ESM AD, whose electricity distribution volumes reached a level of 1,257 GWh. Despite the negative impact of the mild temperatures, electricity distribution volumes in Austria climbed slightly by 0.6%, to 1,909 GWh. Weather-related conditions tend to have a much stronger effect on the gas segment. For this reason, gas distribution volumes declined by about one-fifth, to 539m m³.

Electricity sales volumes: +32.5%

Electricity sales volumes of the EVN Group supplied to end customers were below expectations during the period of review, primarily as the result of the mild temperatures. The Austrian market posted a slight decline of 0.6%, whereas the impact was more pronounced in Bulgaria, decreasing by 4.9%. This can be attributed to the fact that a significant part of EVN's end customers in Bulgaria also use electricity for heating purposes. However, due to the integration of the Macedonian subsidiary, total electricity sales volumes to end customers rose by 32.5%, to 4,712 GWh.

Coverage ratio in Austria: 74.0%

During the period under review, the EVN Group supplied 26.4% of the electricity provided to end customers from its own power plants. If one does not take into account the Bulgarian and Macedonian subsidiaries, which do not possess any major power generating capacity at present, this figure is much higher, at 74.0%.

Gas sales volumes: –19.8%

In the gas segment, which generally reacts more strongly to weather conditions, gas sales volumes in the period under review amounted to 211m m^3, which was 19.8% below the much colder 1st quarter 2005/06.

Heating sales volumes: -5.3%

The ongoing expansion of EVN's heating installations could not compensate for the decline in sales volumes as the result of the mild winter. Subsequently, heating sales volumes fell by 5.3%, to 332 GWh.

Revenue: +14.6%

In the 1st quarter 2006/07, the external revenue of the Energy segment rose by 14.6%, or EUR 543.0m, compared to the previous year's total. This can be primarily attributed to the initial consolidation of the Macedonian subsidiary ESM AD. However, due to the decline in sales volumes, the price adjustments carried out in December 2006 did not lead to any appreciable rise in sales revenues in Austria.

Generation business unit

Since October 1, 2006, the revenue of this business unit only comprises the option value of the power plants, thus mainly representing the difference between the revenue for electricity and the accruing primary energy costs. The marketing of the electricity generated as well as primary energy sourcing is encompassed in the Energy Supply business unit.

Generation business unit

	2006/07	2005/06		
	Q. 1	Q. 1	Change	
	EURm	EURm	EURm	%
Revenue	29.2	77.2	–48.0	–62.1
Results from operating activities (EBIT)	12.3	11.5	0.8	7.1
Profit before income tax	10.9	10.0	0.8	8.1
Investments	0.7	4.8	–4.1	–84.9

Revenue: –62.1%
EBIT: +7.1%

Due to the change in the presentation of EVN Group's power generation activities, the revenue of this business unit declined by 62.1% in the period under review, to EUR 29.2m. In contrast, the results from operating activities rose by 7.1%, to EUR 12.3m.

Networks business unit

Effective January 1, 2006, the Austrian regulatory authority had lowered network tariffs for EVN's electricity networks by an average of about 2.5%. Due to the newly-launched incentive regulatory system, electricity network tariffs for EVN's electricity networks remained steady in the course of the latest tariff rate appraisal in January 2007, as was to be expected.

Gas network tariffs in the EVN networks had also been reduced by 8.0% effective November 1, 2005. The Austrian regulator once again imposed a mandatory reduction in gas network tariffs as of January 1, 2007, this time by an average of 4.0%.

Networks business unit				
	2006/07	2005/06		
	Q. 1	Q. 1	Change	
	EURm	EURm	EURm	%
Revenue	129.6	128.6	1.0	0.8
Results from operating activities (EBIT)	40.3	47.1	–6.8	–14.4
Profit before income tax	37.8	44.5	–6.6	–14.9
Investments	15.3	17.7	–2.4	–13.5

Revenue: +0.8%
EBIT: –14.4%

Due to the slight rise in electricity distribution volumes of only 0.6% in Austria, the temperature-related decrease in gas distribution volumes amounting to 20.6%, as well as the above-mentioned network tariff reductions, network revenue from EVN's energy business declined by 9.8% during the period under review, to EUR 98.9m.

However, higher revenue from EVN Group's cable TV and telecommunications services as well as the invoicing of intra-Group services provided by EVN Netz GmbH compensated for this negative effect, leading to a slight increase in revenue of the Networks business unit as a whole. However, due to the developments in the Networks business unit described above, the results from operating activities declined by 14.4%, to EUR 40.3m.

Energy Procurement and Supply business unit

In order to achieve an overall optimisation of EVN Group's activities in the energy business, the marketing of the electricity generated, the sourcing of the primary energy required as well as the payment for the option value of the power plants have also been encompassed within the Energy Supply business unit, effective October 1, 2006.

Energy Procurement and Supply business unit				
	2006/07	2005/06		
	Q. 1	Q. 1	Change	
	EURm	EURm	EURm	%
Revenue	274.8	221.0	53.8	24.3
Results from operating activities (EBIT)	24.3	18.3	6.0	32.9
Profit before income tax	26.2	21.0	5.2	24.7
Investments	2.1	7.6	–5.5	–72.0

Revenue: +24.3%
EBIT: +32.9%

The change in the presentation of EVN Group's marketing activities for the electricity generated led to an additional revenue contribution of about EUR 27.6m in this business unit compared to the preceding year. The upward price adjustments for electricity and gas supplied to end customers also boosted revenue, despite the decrease in sales volumes. Subse-

quently, total revenue in the Energy Supply business unit climbed by 24.3%, to EUR 274.8m. The results from operating activities (EBIT) of the Energy Supply business unit also increased, climbing by 32.9%, to EUR 24.3m.

South East Europe business unit

South East Europe business unit[1]	2006/07 Q. 1	2005/06 Q. 1	Change	
	EURm	EURm	EURm	%
Revenue	153.4	96.2	57.2	59.5
Results from operating activities (EBIT)	–9.6	0.1	–9.8	–
Profit before income tax	–12.3	0.2	–12.4	–
Investments	19.1	7.3	11.8	–

[1] The Macedonian company ESM AD encompassed in this business unit has been included in the consolidated financial statements of the EVN Group since April 2006.

Revenue: +59.5%
EBIT: –EUR 9.8m

Total revenue in the South East Europe business unit climbed by 59.5% in the 1st quarter 2006/07, to EUR 153.4m, primarily due to the consolidation of the Macedonian subsidiary ESM AD.

Despite the negative one-off effect in last year's operating results of the restructuring measures implemented in Bulgaria, no improvement could be achieved in the period under review. This development can be primarily attributed to the mild temperatures as well as the tariff rate decisions made by the Bulgarian regulatory authority, which stipulated that increases in energy procurement prices could only be partially passed on to end customers. Moreover, increased investments for the maintenance and upgrading programme designed to cut network losses had an adverse impact on results.

Similarly, the relatively high power grid losses in the network of the Macedonian subsidiary ESM AD compared to Western European standards, as well as the necessary impairment of receivables, also had an unfavourable effect on results.

Accordingly, the South East Europe business unit posted negative results from operating activities (EBIT) amounting to –EUR 9.6m

Environmental Services segment

Key figures Environmental Services segment	2006/07 Q. 1	2005/06 Q. 1	Change	
	EURm	EURm	EURm	%
External revenue	63.4	62.9	0.5	0.8
Intra-Group revenue	2.3	2.2	0.1	3.9
Operating expense	–53.0	–50.4	–2.6	–5.1
EBITDA	12.7	14.7	–2.0	–13.5
Depreciation and amortisation	–3.8	–4.9	1.1	22.2
Results from operating activities (EBIT)	8.9	9.8	–0.9	–9.2
EBIT margin (%)	13.6	15.1	–	–
Financial results	–0.6	–1.7	1.2	67.2
Profit before income tax	8.4	8.1	0.2	3.1
Investments	4.9	3.0	2.0	66.1

Ongoing success of large projects

In the period under review, EVN made considerable progress in its Environmental Services business activities. The second of a total of four biological purification phases was completed at the central municipal wastewater treatment plant in Zagreb. The construction of a drinking water facility for the City of Moscow, the second largest project implemented by the WTE Group, was also successfully concluded in November 2006.

The construction of a waste incineration installation for the Russian capital, with an annual capacity of 360,000 tonnes, continues to proceed on schedule. The project involves a total investment volume of EUR 191m. Up until now, the volume of total work performed by EVN has reached a level of EUR 119m. The facility will commence operations in the second half of 2007.

Revenue: +0.8%
EBIT: –9.2%

In spite of the completion of the large drinking water project in Moscow, total revenue in the Environmental Services segment remained stable in the 1st quarter 2006/07, reaching EUR 63.4m. This was due to various new projects in Estonia, Lithuania, Poland, Cyprus and Austria. However, the results from operating activities declined by EUR 0.9m to EUR 8.9m, despite a lower level of depreciation and amortisation of the capitalised profit contributions of the order backlog in the WTE Group. The main reason for this development was the scheduled revision of the waste incineration plant in Dürnrohr.

Segment reporting by area of business

EURm	Energy		Environmental Services		Strategic Investments and Other Business		Elimination		Total	
	2006/07 Q. 1	2005/06 Q. 1	2006/07 Q. 1	2005/06 Q. 1	2006/07 Q. 1	2005/06 Q. 1	2006/07 Q. 1	2005/06 Q. 1	2006/07 Q. 1	2005/06 Q. 1
External revenue	543.0	473.8	63.4	62.9	5.8	11.1	–	–	612.2	547.8
Intra-Group revenue (between segments)	2.5	2.9	2.3	2.2	10.1	9.0	–14.9	–14.1	–	–
Operating expenses	–440.4	–363.3	–53.0	–50.4	–16.2	–18.5	14.7	13.1	–494.8	–419.1
EBITDA	105.2	113.4	12.7	14.7	–0.3	1.5	–0.2	–0.9	117.5	128.7
Depreciation and amortisation	–37.9	–36.4	–3.8	–4.9	–0.5	–0.6	0.2	0.9	–42.0	–40.9
Results from operating activities (EBIT)	67.3	77.0	8.9	9.8	–0.8	0.9	–	–	75.4	87.7
EBIT margin (%)	12.3	16.2	13.6	15.1	–5.0	4.4	–	–	12.3	16.0
Financial results	–4.6	–1.3	–0.6	–1.7	31.9	27.5	–1.9	–	24.8	24.5
Profit before income tax	62.6	75.7	8.4	8.1	31.1	28.4	–1.9	–	100.2	112.2
Investments	37.2	37.3	4.9	3.0	0.1	0.1	–	–	42.2	40.4

Segment reporting by region

EURm	Austria		South East Europe		Central and Eastern Europe		Total	
	2006/07 Q. 1	2005/06 Q. 1	2006/07 Q. 1	2005/06 Q. 1	2006/07 Q. 1	2005/06 Q. 1	2006/07 Q. 1	2005/06 Q. 1
Revenue	410.1	402.2	153.4	96.2	48.7	49.4	612.2	547.8
Results from operating activities (EBIT)	78.5	83.1	–9.6	0.1	6.6	4.5	75.4	87.7

The EVN share

Positive international environment with a pronounced year-end rally

The generally positive trend on the international stock markets continued in the period October–December 2006. The German DAX showed a rise of 9.9% during this time, whereas the European Euro Stoxx 50 share index registered 5.7% growth.

The Vienna benchmark index ATX even surpassed the favourable development on the international stock markets, posting a remarkable gain in value of 15.4%. At the same time, the Dow Jones Euro Stoxx Utilities sector index, which is relevant to EVN, posted a rise of 9.4% in the last three months of 2006. In the same period, the EVN share registered a gain of 6.4%, closing at EUR 88.95 at the end of December, 2006. This corresponds to a market capitalisation of EUR 3.6 billion.

EVN share – index weighting	
	29.12.2006
ATX (Austrian Traded Index)	1.37%
ATX Prime	1.14%
WBI (Vienna Stock Exchange Index)	2.51%

EVN share price and ATX – relative development


Base: 1.10.2005
140
130
120
110
100
90
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2006
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

EVN share – performance				
		2006/07	2005/06	2004/05
		Q. 1	Q. 1	Q. 1
Share price at the end of December	EUR	88.95	68.60	45.00
Highest price	EUR	90.98	76.89	45.42
Lowest price	EUR	83.00	65.20	40.90
Value of shares traded[1]	EURm	81	71	24
Average daily turnover[1]	Shares	15,789	16,992	9,463
Share of total turnover	%	0.52	0.69	0.44
Market capitalisation at the end of December	EURm	3,636	2,804	1,840

[1] Vienna Stock Exchange, counted once

Financial calendar 2006/07[1)]

- Results H. 1 2006/07 — May 31, 2007
- Results Q. 1–3 2006/07 — August 28, 2007
- Annual results 2006/07 — December 13, 2007

[1)] Preliminary

EVN share – basic information	
Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's) A, stable (Standard & Poor's)

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
E-Mail investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

END